FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2012

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

October 2, 2012

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

News Release

MAX step-out drilling extends mineralized oxide zone at DeSoto discovery, Majuba Hill, Nevada; highlights include 6.4 m @ 38.8 g/t Ag and 0.70% copper (105.1 g/t AgEq) and 7.8 m of 28 g/t Ag and 0.57% Cu (81.5 g/t AgEq)

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received assays from  seven core holes (521 m) drilled in June 2012 at the high grade silver/copper DeSoto soil anomaly, 1.4 km to the northwest of the main mineralized zone at the historic Majuba Hill mine in Nevada.   These shallow step-out holes were drilled to test the extension of near-surface oxide mineralization at DeSoto, where the discovery hole, MM-18, intercepted 29.2 m of 30.5 g/t Ag and 0.69% Cu (98.3 g/t silver equivalent(“AgEq”)) in the fall of 2011.  The DeSoto soil anomaly was defined by soil sampling and measures approximately 2 km long by 1 km wide, with values as high as 1.53% Cu and 209 g/t Ag in soils.  Significant copper and silver mineralization was intercepted in four of the seven holes drilled, confirming DeSoto as the second highly prospective mineralized zone to be identified by MAX at Majuba Hill project.   Highlights of this drilling at DeSoto included 7.8 m @ 28.0 g/t Ag and 0.57% Cu (81.5 AgEq) in hole DSM-02 and 6.4 m @ 38.8 Ag and 0.70% Cu (105.1 g/t AgEq) in DSM-06.

The first hole of the June drill program, MM-21 (announced Sept 11, 2012), was drilled 250 m southeast of the middle portal of the past-producing Majuba Hill mine and confirms the southeast extension of near-surface high-grade supergene oxide mineralization identified by Max at the historic Majuba Hill mine, where Phase I drilling by MAX in 2011 intercepted long intervals of high grade silver and copper mineralization near surface in five holes.  Hole MM-21 intercepted 4.6 m @ 58.0 g/t Ag and 7.6 m @ 0.80% Cu within an overall mineralized intercept of 332 m @ 12 g/t Ag and 0.13% Cu (23.9 g/t AgEq) in oxides that began within 12 m of surface.   Hole MM-21, combined with historic data, serves to confirm the extension of the high-grade mineralized system 500 m to the southeast of the Majuba Hill mine and to a depth of at least 350 m from surface.  We now believe that Majuba Hill is a significant porphyry system with a chalcocite blanket; the next phase of drilling at Majuba Hill will focus on the expansion of the known mineralized zone within this target area.

Significant intervals from the DeSoto drilling are summarized in the following table:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Ag (g/t)	AgEq (g/t)
DSM-01	059	-45	128.8	71.6	73.1	1.5	.50%	36.4	92.3

DSM-02	125	-45	66.3	3.0	4.7	2.7	0.58%	17.7	72.7
				46.5	54.3	7.8	0.57%	28.0	81.5
Includes				52.8	54.3	1.5	2.13%	101.9	342.2

DSM-04	310	-64.3	16	9.1	10.7	1.6	0.34%	18.5	50.6

DSM-06	115	-45	31.0	6.1	7.6	1.5	0.39%	26.0	63.2
				19.5	25.9	6.4	0.70%	38.8	105.1
Includes				19.5	21.0	1.6	1.26%	81.7	200.8
Includes				24.1	25.9	1.8	1.47%	65.6	204.6

Note: Silver equivalent is calculated based on 100% metallurgical recovery and five-year historic metal prices of $24 U.S. for silver and $3 U.S. per pound for Copper.

Hole DSM-02 was drilled 200 m northwest of the DeSoto discovery hole, MM-18, and intercepted 7.8 m @ 28 g/t Ag and 0.57% Cu (81.5 g/t AgEq),  inclusive of 1.5 m of 101.9 g/t Ag and 2.13 % Cu.  A further 310 m to the northwest, hole DSM-06 intersected a separate mineralized zone that included intervals of 1.6 m @ 81.7 g/t Ag and 1.26% Cu and 1.8 m @ 65.6 g/t Ag and 1.47% Cu within 26 m of surface.  This initial shallow drilling indicates the presence of high grade copper and silver mineralization in the Auld Lang Syne formation at DeSoto and has provided us with a better understanding of the structural fabric of the system and the depositional environment.   We believe that DeSoto is a replacement system within the Auld Lang Syne formation; detailed structural mapping and sampling will focus on the direction and mineralogy of mineralization at DeSoto and its relationship to the Majuba diking and main intrusive system on the Majuba property prior to resumption of drilling.

Maps showing drilling locations from our exploration programs at Majuba Hill are available on our web site at www.maxresource.com.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% copper (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  The Majuba Hill project encompasses 3,128 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill project, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  October 31, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director